NORTHANN CORP.

c/o Northann Distribution Center Inc.

9820 Dino Drive, Suite 110

888 Century Avenue

Elk Grove, CA 95624

September 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Alex King Geoff Kruczek

Re:	Northann Corp. Withdrawal of Acceleration Request - Registration Statement on Form S-1, as amended (File No. 333- 273246)

Dear Mr. King and Mr. Kruczek:

Reference is made to our letter, filed as correspondence via EDGAR on September 25, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, September 26, 2023, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

Northann Corp.

By:	/s/ Lin Li
Lin Li
Chief Executive Officer